Exhibit 12.1

OUTFRONT MEDIA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,		For the Years Ended December 31,
(in millions, except ratios)	2015	2014	2014	2013	2012	2011	2010
Income before benefit (provision) for income taxes and equity in earnings of investee companies	$47.9	$74.8	$98.0	$237.6	$200.2	$193.2	$126.6
Add:
Fixed charges	183.7	130.7	191.0	97.5	94.5	93.8	93.3
Distributions from investee companies	2.7	3.2	7.4	4.4	6.4	6.2	1.4

Total earnings from continuing operations	$234.3	$208.7	$296.4	$339.5	$301.1	$293.2	$221.3

Fixed charges:
Interest expensed	$81.3	$46.9	$73.1	$0.2	$0.1	$0.7	$0.3
Amortization of deferred financing costs and debt discount and premium	4.4	10.7	12.1	—	—	—	—
Estimated interest within rental expense	98.0	73.1	105.8	97.3	94.4	93.1	93.0

Total fixed charges	$183.7	$130.7	$191.0	$97.5	$94.5	$93.8	$93.3

Ratio of earnings to fixed charges	1.3x	1.6x	1.6x	3.5x	3.2x	3.1x	2.4x